April 4, 2007
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attn:	William Choi
Branch Chief

Re:	Jo-Ann Stores, Inc.
Form 10-K for Fiscal Year Ended January 28, 2006
Filed April 13, 2006
Forms 10-Q for Fiscal Quarters Ended April 29, 2006, July 29, 2006
and October 28, 2006
Filed June 8, 2006, September 7, 2006 and December 7, 2006
File No. 1-06695
Dear Mr. Choi:
We have received your comments to the above referenced filings (the “filings”) set forth in your letter to Mr. James Kerr dated March 7, 2007. Our responses to your comments regarding the filings correspond to the numbers contained in your March 7, 2007 letter. For ease of review, we have included your comments in italic font with our responses below.
We respectfully respond to the comments as follows:
Form 10-K for the Fiscal Year Ended January 28, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23
General
1.	We have reviewed your response to prior comment 1 in our letter dated February 2, 2007 and note that your CODM manages and reviews your financial results as a single operating segment. Please explain in more detail how you are able to execute your strategy of closing traditional stores and replacing them with superstores if you do not assess performance of your two-store format’s results separately. Please also provide us with the reports provided to your CODM for purposes of assessing financial performance and allocating resources for each of the fourth quarters in fiscal years 2007, 2006 and 2005. We may have further comment.

Response:
Our overall objective is to grow the brand recognition and market share of Jo-Ann Stores Fabric and Crafts within the specialty fabric and crafts market. We believe the best way to achieve market share growth is to continue to open our larger format superstores.
Historically, a superstore averages approximately three times the revenues of a traditional store. In markets where we have opened multiple superstores, we have grown our revenues significantly and have expanded both the market size and our market share.
Balance sheets and cash flow statements are not available by store or by store format. Complete income statements are not available by store or by store format, however, we do prepare management reporting that focuses on sales, merchandise margin, advertising and store operating expenses for each of our stores. This management reporting on our stores excludes costs associated with the receipt of product and the operation of our distribution centers, store support center, interest and taxes. The allocation of these expenses to the stores is not practical. Furthermore, our CODM does not make decisions regarding the allocation of resources solely based on store format. Strategic decisions for each new store, regardless of format, are based on sales potential and market demographics for a particular site. New store sites are selected through a coordinated effort of our real estate, finance and operations management teams.
To evaluate the desirability of a potential store site, we consider both market demographics and site-specific criteria. Market criteria that we consider important include our existing store sales performance in the immediate market, distance to other Jo-Ann store locations, as well as total population, number of households, median household income, percentage of home ownership versus rental, and historical and projected population growth over a ten-year period. Site-specific criteria that we consider important include sales potential, rental terms, store location, position and visibility within the shopping center, size of the shopping center, co-tenants, proximity to highway access, traffic patterns and availability of convenient parking and ease of entry from the major roadways framing the location. If a site has the potential to support the sales of our larger superstore format, we will open a superstore and in most cases close our existing traditional store, if any, within the trade area. If the site cannot support our larger superstore format we will then look to renew an existing lease, or open another smaller format traditional store in the area if a satisfactory location can be found.
The requested reports will be provided supplementally.
The Company has requested confidential treatment under Commission Rule 83 (17 CFR 200.83) with respect to the requested reports. This request was made on the basis that such information constitutes confidential and proprietary business information of the Company.
Controls and Procedures, page 71
2.	We have reviewed your response to prior comment 3 in our letter dated February 2, 2007. We note your proposal to address our comment by expanding your disclosure in future filings to clarify that your Principal Executive Officer and Principal Financial Officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by your report. However, since the disclosure in your Form 10-K for the fiscal year ended January 28, 2006 does not provide any conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by your annual report, we believe that an amendment is required. To the extent there are no material revisions to your financial statements or the related notes for the fiscal year ended January 28, 2006, note that you are permitted to file an abbreviated amendment that consists of a cover page, an explanatory note, a signature page, the complete text of your Item 9A disclosure, as amended, and new certifications by your Principal Executive Officer and Principal Financial Officer. Please also revise your filing to include the proposed changes resulting from other comments in our letter dated February 2, 2007. Please refer to Exchange Act Rule 12b-15.
Response:
Per the Staff’s comment, we have amended our Form 10-K for the fiscal year ended January 28, 2006 to include the following revisions:
•	Provide our conclusion regarding the effectiveness of our disclosure controls and procedures as of January 28, 2006.

•	New certifications by our Principal Executive Officer and Principal Financial Officer.

•	Inclusion of the phrase “most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) of our certifications included as exhibits 31.1 and 31.2.
In connection with our responses to your letter, we hereby acknowledge that:
-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the

United States.
The Company further understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporate Finance in the staff’s review of the Company’s filings or in response to the staff’s comments on the Company’s filings.
Please direct any questions, comments or requests for additional information to the undersigned at (330) 463-3470 or fax number (330) 463-6910. Thank you in advance for your courtesy and cooperation.
Very truly yours,

/s/ James Kerr James Kerr Executive Vice President and Chief Financial Officer